Exhibit 99.1

BIT Mining Successfully Delivers Mining Machines to Kazakhstan

SHENZHEN, China June 21, 2021 /PRNewswire/— BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or “the Company”), a leading cryptocurrency mining enterprise, announced today that it had successfully delivered its first batch of mining machines to Kazakhstan. This first batch consisting of 320 mining machines with a theoretical maximum total hash rate capacity of 18.2 PH/s is expected to be deployed and in operation by June 27, 2021. A second and third batch, totaling 2,600 mining machines with a theoretical maximum total hash rate capacity of 102.3 PH/s, are expected to be delivered to Kazakhstan before July 1, 2021. In execution of its overseas deployment strategy, the Company expects to ship its remaining mining machines to overseas data centers over the coming quarters.

On June 19, 2021, the Company’s indirectly held subsidiary, Ganzi Changhe Hydropower Consumption Service Co. Ltd (“Ganzi Changhe Data Center”), received notice (the “Notice”) from State Grid Sichuan Ganzi Electric Power Co., Ltd. (the “Power Supplier”), informing Ganzi Changhe Data Center, that its power supply would be suspended, effective 9:00pm Beijing time, June 19, 2021. Ganzi Changhe Data Center has since suspended its operations. Data centers in Sichuan, including the Ganzi Changhe Data Center, contributed approximately 3% of the Company’s total revenues in the month of May 2021.

Mr. Xianfeng Yang, CEO of BIT Mining, commented, “We are committed to protecting the environment and lowering our carbon footprint. We have been strategically expanding our operations overseas as part of our growth strategy. Following our investments in cryptocurrency mining data centers in Texas and Kazakhstan, we are accelerating our overseas development for alternative high-quality mining resources. We believe our vision and early-mover advantage will enable us to be agile in responding to the globally evolving regulatory environment, which will ultimately contribute to our long-term growth.”

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company has deployed Bitcoin mining machines with a theoretical maximum total hash rate capacity of approximately 1,031.5 PH/s and owns the entire mining pool business operated under BTC.com, including the domain name BTC.com. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete its vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited

ir@btc.com

Ir.btc.com (The Investor Relations website has moved to http://ir.btc.com.)

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: BITMining@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com